Exhibit 4.30

English Translation

Termination Agreement

Party A: Beijing Perfect World Network Technology Co., Ltd.

Address: 8/F, Huakong Building, No.1 Yard, Shangdi (E) Road, Haidian District, Beijing

Party B: Perfect World Co., Ltd.

Address: P.O. Box 309 GT, Ugland House, 135 South Church Street, George Town, Grand Cayman, Cayman Islands.

WHEREAS, Party A and Party B separately entered into the Copyright Transfer Agreement on June 1, 2007 and the Supplementary Agreement to Copyright Transfer Agreement on July 2, 2007. Party A and Party B, through friendly negotiation, hereby reach this Termination Agreement as follows:

1. To terminate the Copyright Transfer Agreement executed on June 1, 2007 and the Supplementary Agreement to Copyright Transfer Agreement executed on July 2, 2007;

2. Party A shall not bear its obligations under the aforementioned agreements or enjoy any of its rights under the aforementioned agreements, except for that Party A shall refund to Party B the transfer price collected from Party B as per the aforementioned agreements within 30 days upon the effectiveness of this Agreement;

3. Upon the effectiveness of this Agreement, Party B shall not enjoy any of its rights under the aforementioned agreements or bear its obligations under the aforementioned agreements;

4. This Agreement is executed in two copies and each of which have the same legal effect, with each party holding one copy.

Party A : Beijing Perfect World Network Technology Co., Ltd.	Party B: Perfect World Co., Ltd.
[Seal: Beijing Perfect World Network Technology Co., Ltd.]	[Seal: Perfect World Co., Ltd.]
Legal representative (or authorized representative):	Legal representative (or authorized representative):
Execution Date: August 26, 2007	Execution Date: August 26, 2007